EXHIBIT 99.1

The Westaim Corporation

Annual Information Form

MARCH 28, 2005

The Westaim Corporation
Annual Information Form

MARCH 28, 2005

CORPORATE STRUCTURE

The Westaim Corporation (“Westaim” or the “Company”) was incorporated under the Business Corporations Act (Alberta) by Articles of Incorporation dated May 7, 1996, as a wholly owned subsidiary of Viridian (“Viridian” means Viridian Inc. and its predecessors). The Company’s Articles were amended effective June 26, 1996 to remove private company restrictions on the transfer of securities, to create preferred share classes designated as Class A Preferred Shares and Class B Preferred Shares and to increase the maximum number of directors to 15. The shareholders of Westaim approved a further amendment to the Articles on May 24, 2000 to permit meetings of shareholders to be held in certain specified cities outside of Alberta, or in any other city in Canada or the United States.

On June 26, 1996, the Company, through a reorganization, issued 75,000,000 common shares to Viridian in exchange for cash and the assets of its specialty materials businesses and related research and development activities. The transaction was effective June 1, 1996 and was accounted for as a reorganization, with the carrying value of the assets and liabilities transferred to the Company reflected in the Company’s balance sheet as at June 1, 1996 at Viridian’s carrying value.

On July 8, 1996 and September 16, 1996, Viridian distributed to holders of its common shares, as dividends-in-kind, an aggregate total of 70,923,248 common shares of Westaim. Viridian subsequently disposed of the remainder of its Westaim shares through market sales. Westaim’s principal and registered head office is located at 1010, 144-4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The following are the material subsidiaries of the Company, including jurisdiction of incorporation or continuance, and percentage share ownership by the Company:

GENERAL DEVELOPMENT OF THE BUSINESS

The following summarizes significant events that have influenced the general development of the business in the past three years. As noted in the chart above, the Company holds its interest in its two emerging technologies through wholly owned subsidiaries.

In May 2001, the Company’s subsidiary, Nucryst Pharmaceuticals Corp. (“Nucryst”), sold its North American burn dressing business and entered into an exclusive global licensing agreement with Smith & Nephew plc for the sale and marketing of Acticoat™ Burn and Wound Care Dressings.

On May 29, 2002, the Company announced its intention to sell non-core assets and to increase the focus of management and financial resources on its two high-potential emerging businesses, iFire Technology Corp. (“iFire”) and Nucryst. In July 2002, the Company’s Coinage business was discontinued, and in February 2003 the ethylene coatings business, Surface Engineered Products Corporation (“SEP”), was discontinued. See “Discontinued Operations”.

In January 2003, the Company’s Board of Directors (the “Board”) retained investment bankers to undertake a review of the operations of the Company and to advise on strategic alternatives. A special committee of the Board of Directors was established and led the review process. This comprehensive review reaffirmed the Board’s commitment to iFire and Nucryst and sharpened the Company’s strategies to realize the potential value of these businesses.

On January 29, 2004, the Company sold its Ambeon business segment (“Ambeon”) for $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and focus resources on iFire and Nucryst. See “Discontinued Operations”.

In August 2004, the Company completed a public offering of equity securities for net proceeds of $47.8 million. A total of 14,705,883 common shares of the Company were issued. The proceeds are being used to finance the flat panel display pilot production facility at iFire’s Toronto facility.

In September 2004, Nucryst announced the results from its initial Phase 2a efficacy and safety study of NPI 32101 in a cream formulation in adult patients with mild to moderate atopic dermatitis. NPI 32101 is a topical form of Nucryst’s proprietary silver Rx nanocrystals. The purpose of the study was to evaluate the safety and effectiveness of topical NPI 32101 in improving the signs and symptoms of atopic dermatitis. Based on the findings of this exploratory Phase 2a study, the Company is undertaking further clinical studies in preparation for its next Phase 2 human clinical trials of NPI 32101 expected to commence in 2005.

DESCRIPTION OF THE BUSINESS

Westaim is developing and commercializing technologies in the flat panel display, wound care products and pharmaceutical sectors of the economy. These proprietary technologies were developed out of the Company’s significant research resources and advanced materials expertise.

Westaim’s strategy is to develop the independent technical, operating and marketing and sales capabilities of each technology investment through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in Westaim’s best interests to pursue commercialization through joint venture arrangements, strategic acquisitions, alliances, licensing or selling its technology.

EMERGING TECHNOLOGIES

iFire Technology Corp.

iFire Technology Corp. (“iFire”) has developed a proprietary flat panel display with solid state, thick-film dielectric electroluminescent (“TDEL”) technology. iFire is commercializing its proprietary technology primarily for the large-screen consumer television market. iSuppli/ Stanford Resources, an independent research firm that follows the flat panel display industry, predicts that the worldwide market opportunity for 30 to 39-inch TVs will exceed US $26 billion by 2006.

For mid-30-inch screens, the Company believes that in high-volume production, iFire™ displays will have a 30% to 50% cost advantage over other flat panel technologies due to TDEL’s simpler structure, less complex manufacturing methods and fewer processing steps compared with liquid crystal displays (“LCD”) and plasma display panels (“PDP”). Unlike other flat panel technologies, the iFire™ displays do not contain gases (as with PDP), liquids (as with LCD) or a vacuum (as with the cathode ray tube), making it inherently rugged and less susceptible to shock, vibration and breakage. TDEL technology’s solid state structure and thick-film manufacturing process also make an iFire™ display less sensitive to cleanroom contamination that is associated with PDP and LCD, resulting in lower capital investment, higher manufacturing yield and reduced production cost. In addition, iFire™ displays feature full colour, rapid video response, unrestricted viewing angles and a wide operating temperature range. The technology is scalable from 5-inches to 50-inches.

iFire’s primary strategy is to become a significant supplier of high definition modules for large-screen flat panel televisions. The Company intends to initially target the mid-30-inch screen size market due to lower competitor presence. PDP technology is better suited for TVs greater than 40-inches; LCD technology is better suited for TVs less than 30-inches; and organic light emitting diode technology (“OLED”) is best suited for small graphics applications with screen sizes less than 10-inches. iFire intends to establish partnerships with commercial manufacturing companies to jointly manufacture iFire flat panel modules for consumer television sets. iFire believes that its technology can achieve significant market penetration in the flat panel television market segment and achieve a retail price advantage compared with PDP and LCD.

In 2003, iFire commissioned an independent study by Industrial Design and Construction (“IDC”), the industrial design group of CH2M Hill Companies Ltd., to compare its planned manufacturing processes against both LCD and PDP. IDC is a leading industrial design firm for the design of electronics and flat panel display manufacturing facilities. The study compared all three technologies in a Generation 6 manufacturing facility – one of the most advanced types of flat panel production facilities in operation today. IDC’s detailed report confirmed that in a mature Generation 6 manufacturing environment, iFire should have an estimated 30% to 50% advantage in both capital and module costs over both LCD and PDP. The report also determined that this advantage is primarily due to the iFire™ display’s simpler structure and manufacturing process and will therefore be sustainable as cost-reducing advancements are made in many of the processes common to all flat panel technologies.

Partnership Agreements – iFire has entered into a number of strategic relationships to further progress its TDEL technology.

In 2002, iFire entered into a non-exclusive technology collaboration agreement with Sanyo Electric Company, Ltd. (“Sanyo”) of Japan. The agreement focuses on the advancement of iFire’s TDEL technology for large-screen flat panel televisions through a series of joint development projects. iFire retains exclusive use of any new joint developments in the inorganic electroluminescent display sector while Sanyo has exclusive rights to use any joint developments in the OLED field. Multiple projects have been identified and initiated in the categories of video electronics, manufacturing technologies for defect reduction and phosphor process development.

In March 2003, iFire entered into a non-exclusive joint development agreement with Dai Nippon Printing Co., Ltd. (“DNP”) of Japan for commercial production of mid-30-inch screen size flat panel television modules. To support the partnership with DNP, iFire and Sanyo have expanded their technology collaboration agreement to transfer technological and electronics advancements on 17-inch prototypes to the larger, mid-30-inch displays. Under the terms of the agreement, DNP is utilizing its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including the substrate preparation and the fabrication of the row electrodes and thick-film dielectric layer. Back-end processes such as the deposition of phosphors, column electrodes and colour correction layers, as well as electronics assembly, are being performed by iFire at its facility in Toronto, Canada.

In January 2004, iFire entered into a Yen 1.08 billion (approximately $13 million) loan agreement with DNP to partially fund the construction of a pilot production facility in Toronto. It is the expectation of iFire that the financing relationship will be rolled into an expanded commercial agreement as the technology moves through pilot phase and into commercial production. As at December 31, 2004, Yen 408.2 million (approximately $4.8 million) has been drawn on this loan facility.

In 2001, iFire entered into an agreement with Technology Partnerships Canada (“TPC”), a technology investment fund established by the Government of Canada under which TPC contributed $30 million over three years towards eligible research and development costs and related capital expenditures incurred by iFire. The final contribution claims were recorded in the third quarter of 2003 and the final payment received in the fourth quarter of 2003. As consideration for this funding, TPC will receive a royalty of 1.065% on future sales of iFire products and received warrants to purchase common shares of iFire, representing approximately 0.5% of the current outstanding common shares of iFire, for future consideration of $6.3 million. The warrants had an original expiry date of December 31, 2007 and under certain circumstances TPC had the right to put the warrants to iFire for their fair market value. In February 2005, the expiry date was extended to December 31, 2009 and the put was cancelled.

For small graphic applications, iFire has pursued a licensing strategy. In February 2000, iFire entered into a non-exclusive licensing agreement with Japan-based TDK Corporation (“TDK”) for technology collaboration and production of iFire™ displays less than 12-inches. The agreement included a 2.5% equity investment in iFire, an up-front licensing fee and ongoing royalties on all sales made by TDK using technology licensed from iFire. In 2004, TDK made a strategic decision to discontinue investment in the commercialization of small graphic displays using iFire technology and in December 2004, the license agreement was terminated. iFire repurchased the shares owned by TDK and Westaim purchased substantially all of the TDK-developed intellectual property related to the technology for $3.0 million.

Technology Development Progress – iFire has made significant progress in enhancing its flat panel technology.

In 2004, iFire continued development of volume manufacturing processes and to increase the optical performance of the displays using laboratory deposition processes. Luminance as high as 400 cd/m2 has been produced on 17-inch graphic panels which is above the luminance required for use in a commercial product. Lifetime of the phosphor material developed on laboratory equipment has been demonstrated at more than 20,000 hours which is considered to be the product requirement. iFire is now in the process of transferring these laboratory results into larger scale tools similar to those that will be used in pilot production.

STRUCTURE OF IFIRE’S DISPLAY PANEL

TOP GLASS AND ELECTRONICS ATTACHMENT

COLOUR CORRECTION LAYER
The colour correction layer tunes colour to match TV colour requirements and increase the overall display contrast. It is a simple coating of materials patterned into red, green and blue stripes. The red and green stripes are made of the newly developed Colour-By-Blue™ colour conversion materials, which absorb blue light emitted from the blue phosphor and re-emit red or green light.

PATTERNED ITO COLUMN ELECTRODES
The ITO (Indium Tin Oxide) electrodes are used to transmit the red, green and blue control voltages to the individual pixels of the display. They are aligned with the colour correction layer stripes above, and form display pixels at each intersection with the lower electrodes.

BLUE PHOSPHOR
The phosphor material is the part of the iFire™ Display that actually creates light. When electrical energy is applied to the phosphor, electrons inside the phosphor material become energized, and that energy is transformed into visible light. iFire has created a new phosphor system called Colour-By-Blue™, which allows a single high performance blue material to provide the light energy for all the RGB colours of a full-colour display. This Colour-By-Blue™ process requires no alignment or patterning of the phosphor, making manufacturing very simple.

PRINTED THICK FILM DIELECTRIC
Created by screen printing, the thick dielectric is a simple sheet of material that electrically insulates the top electrodes from the bottom electrodes. The unique electrical properties of this layer give the iFire device higher efficiency at lower operating voltages than traditional Thin Film inorganic EL devices. This layer makes the iFire device very resistant to particle defects which is typical of other flat panel display technologies. Usually, particles less than 1 micron in size will create defects in other technologies, but iFire’s thick dielectric layer, at about 10-20 microns in thickness, is immune to the effects of such tiny particles. This means that the display can be manufactured with much higher yield and, in turn, lower cost.

PRINTED METAL ROW ELECTRODES
The row electrodes, together with the ITO electrode (above), form the matrix that is used to apply the electrical signals that control the image on the display. Made of a metal alloy, the row electrodes are created by a process called screen printing, a very simple and low cost manufacturing technique which is well suited to volume production.

GLASS SUBSTRATE
Standard inexpensive display float glass.

In the second quarter of 2004, iFire demonstrated a full colour, approximately 150 cd/m2 high-definition 34-inch prototype flat panel display to industry peers at the annual Society for Information Display conference. This was the world’s first large screen, high definition video display made by inorganic EL technology. At the end of 2004, iFire demonstrated an improved version of the 34” panel, again for industry peers, at the International Display Workshop conference held in Niigata, Japan. The improvements included higher luminance and contrast, and more saturated colour.

Inorganic EL technologies have traditionally used a type of process called electron-beam evaporation for creating phosphor layers and until recently iFire also used this process. iFire believes that, for volume production, it is advantageous to change the method of manufacturing the phosphor layer to a different type of process called sputtering. The sputtering process is widely used in various industrial applications for high volume thin film coatings on large substrates. Accordingly, iFire has been developing a sputtering process for its proprietary blue phosphor and, at the end of 2004, was successful in producing 17-inch prototypes by this technique. The Company intends to continue with sputtering development for 34-inch panels in pilot and, later, full volume production.

In the third quarter of 2004, iFire began construction of a $46 million pilot production plant at its Toronto facility. This project will be partially funded through the $13 million DNP loan agreement discussed above. The remaining capital costs for the pilot production expansion will be funded through further partnership agreements or internal Company resources. The expansion includes an addition of approximately 8,500 square-feet of cleanroom, which was necessary to accommodate the addition of the larger production-style tools. Pilot manufacturing is the first step toward volume production which is planned for early 2007 in conjunction with industry partners.

While there are numerous current and emerging flat panel technologies, the Company knows of no other competitor that has produced a full-colour, thick-film surface luminescent technology based on solid state electroluminescence. Westaim believes that the iFire™ display will have superior characteristics at a lower cost than competing technologies.

The Company owns and operates a 38,500 square-foot research and trial manufacturing facility in Toronto, Ontario. iFire also leases an adjacent 49,700 square-foot building which is primarily used for research, office and warehouse purposes. iFire employed 144 people as at December 31, 2004.

With respect to iFire’s intellectual property, the Company holds 14 patents related to TDEL technology in the United States, has 33 pending patent applications in the United States for advancements and improvements to the technology, and has numerous corresponding issued patents and patent applications in various other countries. In addition, Westaim owns 219 patents and patent applications representing 90 different patent families acquired from TDK. Where appropriate, iFire also maintains certain proprietary technology as trade secrets.

Nucryst Pharmaceuticals Corp.

Nucryst Pharmaceuticals Corp. (“Nucryst”) has developed a proprietary nanocrystalline form of silver which is also applicable to other noble metals such as gold and platinum. While all three of these metals have medical uses, the Company’s first focus is nanocrystalline silver. Silver has antimicrobial properties and has been used in medicine to treat infections for many years. To be an effective antimicrobial agent, normally stable silver must be converted into a soluble form.

To create its proprietary SILCRYSTTM nanocrystalline silver coating, Nucryst uses a physical vapor deposition process known as sputtering. In a vacuum chamber, pure silver is bombarded with positive ions to liberate or sputter individual atoms. Inside the vacuum, the silver atoms are integrated into an entity known as a plasma, often referred to as a fourth state of matter. These silver atoms are then re-condensed to form new high-energy nanocrystalline structures on substrates – such as high-density polyethylene for non-adherent wound care dressings. Nucryst’s proprietary technology can produce thin soluble films that release an effective concentration of silver over several days. As silver is consumed, additional silver is released to provide continued antimicrobial activity. Nucryst has also developed proprietary methods to produce free-standing nanocrystalline powders. These powders can be combined with pharmaceutical carriers such as creams, gels, solutions or tablets for medical use.

Wound Care Products – Nucryst’s technology can be applied to a wide range of wound care products, including wound dressings to prevent infections. The Company chose the in-patient burn segment of the North American wound dressing market as its first target market because large burns present a life-threatening risk of infection.

The Company’s first product, ActicoatTM burn dressing, is today part of a larger product family that includes the ActicoatTM7 dressing, designed to provide protection from infection for up to seven days, and ActicoatTM Absorbent, an alginate dressing that absorbs excess fluid and maintains a moist wound bed for optimal wound healing. In 2004, sales of ActicoatTM dressings to hospitals, clinics and distributors were up nearly 50% from 2003. Nucryst’s dressings have been approved by the U.S. Food and Drug Administration (“FDA”), by the Health Products and Food

Branch in Canada and have been given European certification (CE mark), thereby permitting the marketing of the products in the United States, Canada and Europe.

As part of Westaim’s strategy to enter into partnerships and licensing agreements to accelerate the market penetration of its products, in 2001 Nucryst entered into a global partnership with Smith & Nephew plc (“Smith & Nephew”). Under a series of agreements, Smith & Nephew acquired Nucryst’s North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of ActicoatTM wound care products developed by Nucryst. Nucryst receives reimbursement of manufacturing costs and royalties based on Smith & Nephew’s sales of these products, as well as up to US $56.5 million in milestone payments over the life of the agreement for the achievement of certain regulatory and sales accomplishments. To the end of 2004, Nucryst has earned US $14.0 million of these milestone payments.

Nucryst owns all of the patents and intellectual property for SILCRYSTTM nanocrystalline silver coatings and continues to manufacture all ActicoatTM products with SILCRYSTTM nanocrystals for Smith & Nephew at its Fort Saskatchewan, Alberta plant under a long-term manufacturing agreement. Under a collaborative agreement, the two companies are working together to develop new wound care products and obtain additional regulatory approvals.

Smith & Nephew is now selling ActicoatTM burn and chronic wound products in 30 countries around the world. Chronic wounds affect more than 4 million patients in North America alone and the Company estimates that more than US $1.0 billion is spent annually on chronic wound products worldwide. Chronic wounds include: diabetic foot ulcers, a serious condition affecting 700,000 individuals in the United States alone, that result in over 80,000 amputations each year (Center for Disease Control, Diabetes Surveillance, 1999); venous stasis ulcers, a condition caused by venous insufficiency which affects 1.2 million individuals in the United States every year (Medical Data International, 1996); and pressure ulcers, which commonly affect elderly, bed-ridden or chair-bound patients, of which there are more than 2 million cases per year. Currently, there is no dominant treatment in the chronic wound dressing market.

Recently, new competitive silver-coated dressings have been introduced to the wound care market which has increased the awareness of the anti-microbial attributes of silver and increased the size of the market for silver-based dressings. Nucryst believes that its products are superior to other existing products. Other commonly used competitive products use silver in various chemical forms in creams and solutions which must be applied to wounds several times a day. Nucryst’s antimicrobial technology releases silver over several days, leaves the wound bed undisturbed while fighting infection and has been shown in the laboratory to be effective against more than 150 pathogens. Findings from in vitro studies published in medical journals have demonstrated that Nucryst’s coatings kill bacteria rapidly and have a sustained release of silver. Use of ActicoatTM dressings provides health care cost savings by preventing infections and reducing the required number of dressing changes, thereby saving nursing time and medical supply costs.

Pharmaceuticals – When used commercially on ActicoatTM dressings, Nucryst’s proprietary nanocrystalline silver coatings have proven safe for use by humans and have demonstrated their efficacy as a barrier to infection. Nucryst is now planning to develop drugs based on customized formulations of its patented nanocrystalline technology. Nucryst’s approach is to find large disease indications based on market potential, patient need and technical feasibility for its commercially proven nanocrystalline technology.

Nucryst’s Rx nanocrystals appear to have two very important therapeutic effects: broad-spectrum antimicrobial activity and anti-inflammatory activity. This dual activity could be useful for treating a wide range of diseases. Pre-clinical work by Nucryst has pointed to two broad areas: dermatological and respiratory diseases. In both these areas, the Company sees new product opportunities. Diseases of the skin affect millions of people and are not optimally treated with today’s drugs. Nosocomial (hospital acquired) lung infections are a leading cause of death among hospitalized patients. The total US market size is over US $2.0 billion for dermatology products and US $3.0 billion for respiratory products (IMS 2002 data).

The first indication that Nucryst is targeting is a form of eczema (atopic dermatitis), a very common skin disease characterized by inflammation and itching. Infection often accompanies atopic dermatitis as a result of excessive scratching, which damages or excoriates the skin, and because eczema patients may lack endogenous antimicrobial substances in their skin.

The two leading anti-inflammatory therapies are topical steroids and topical immunomodulators (“TIMS”). Topical steroids are typically the first line of prescription treatment for many skin diseases, but are not always the safest. Steroids are known to cause many side effects such as atrophy (thinning of the skin), telangiectasia (visible “spider-like” blood vessels) and striation (striping) of the skin. In addition, topical steroids are vulnerable to tachyphylaxis (loss of efficacy over time) and run the risk of systemic absorption. TIMS produce their anti-inflammatory effect by inhibiting the immune system. Since they are potent immunosuppressants, they are generally indicated after other treatments (such as topical steroids) have proven to be ineffective or are deemed inadvisable. In addition to a burning sensation often experienced upon application, side effects may include the increased risk of superficial skin infections, such as shingles (herpes zoster virus infection) or eczema herpeticum, due to TIMS potent immunosuppressant activity.

Nucryst’s nanocrystalline silver does not appear to significantly suppress the immune system or damage the skin. Nanocrystalline silver has the added potential benefit of combating secondary infections that are common to eczema sufferers, something that steroids and TIMS cannot do. Nucryst’s in vivo laboratory results are very encouraging.

Despite the risks and limitations of both topical steroids and TIMS, they have a sizeable market, generating US $674 million and US $332 million in 2003 sales respectively (IMS 2003 data), in the United States alone. TIMS have only been on the market for three years, demonstrating that physicians and patients are seeking and willing to try new, more effective treatments. Nucryst believes that a new dual action drug that addresses both inflammation and infection, without the risks associated with steroids and TIMS, will be well received by doctors and patients.

In 2003, Nucryst filed an Investigational New Drug (“IND”) application with the US Food and Drug Administration (“FDA”) and completed Phase 1 clinical studies for its first dermatology drug, NPI 32101, a topical form of Nucryst’s proprietary silver Rx nanocrystals and completed Phase 1 clinical studies. In September 2004, Nucryst announced the results of the Phase 2a clinical study of NPI 32101 in a cream formulation in patients with mild to moderate atopic dermatitis. This double-blind, randomized, placebo-controlled study in 224 adult patients involved 23 clinical sites across the United States. Patients were treated twice daily for a six-week period with one of two concentrations of NPI 32101, 0.5% and 1.0%, in a cream formulation or with the vehicle alone. The purpose of the study was to evaluate the safety and effectiveness of topical NPI 32101 in improving the signs and symptoms of atopic dermatitis.

Efficacy in this study was assessed using three commonly-used statistical methods. Using the intent-to-treat analysis (including all randomized patients who had at least one post-treatment efficacy assessment) with last observation carried forward method, statistical significance was not met in investigator overall assessment of disease improvement. However, statistical significance was achieved with 1.0% NPI 32101 compared to vehicle using intent-to-treat patients who completed six weeks of treatment method (i.e. without last observation carried forward data imputation method). In addition, in patients who completed the study in accordance with the protocol (the per protocol completers method), statistical significance was achieved with 1.0% NPI 32101. NPI 32101 was well tolerated and there were no serious adverse events. Any adverse events reported were not unusual for a topical drug and did not occur with a greater statistical frequency than was observed in the vehicle group. For example, application site reactions occurred in 11.4%, 10.3% and 15.7% in the vehicle, 0.5% and 1.0% creams, respectively. Additional studies will continue to be conducted to more fully understand the safety profile of NPI 32101.

Findings in this study provided Nucryst with important guidance to optimize the product, protocol and study design for future clinical trials. Using information obtained from these results, Nucryst plans to design and conduct additional clinical studies in order to prepare for the next Phase 2 clinical trial and the larger Phase 3 clinical trials of NPI 32101. Phase 3 trials, which involve hundreds of patients in numerous clinical centers, normally take a year or more to complete. If favourable results are achieved, Nucryst anticipates submitting a New Drug Application to the FDA in the 2009 timeframe.

In general, the regulatory pathway to FDA product approval for pharmaceuticals includes:

Pre-clinical Studies — These studies evaluate the safety and potential efficacy of a therapeutic drug or medical device and are necessary prior to initiation of human clinical studies.

Phase 1 Clinical Studies — These studies test the product in a small number of volunteers to determine toxicity (safety), maximum dose tolerance and pharmacokinetic (the absorption, distribution and excretion of a drug) properties.

Phase 2 Clinical Studies — These studies assess safety and efficacy in patients.

Phase 3 Clinical Studies — These studies involve a controlled evaluation in an expanded patient population at multiple sites to determine longer-term clinical safety and efficacy. It is from the data of these studies that the benefit/risk relationship is established and the final drug labeling claims are defined.

Prior to market approval, results of these controlled clinical studies are detailed in the filing of a New Drug Application (“NDA”) for pharmaceuticals, together with detailed information related to the drug manufacturing process. The FDA full approval process from Phase 1 to market approval is expected to take up to seven years.

Pre-clinical laboratory studies have demonstrated that NPI 32101 possesses both anti-inflammatory and broad spectrum antimicrobial activities. This combination of pharmacological properties may have additional therapeutic uses beyond dermatology. Nucryst has begun preclinical research on the appropriateness of pursuing other drug opportunities to treat diseases involving inflammation and/or infection. This broad list will be analyzed and prioritized over the next few years as further preclinical work is conducted.

The Company owns and operates a 43,000 sq. ft. production facility in Fort Saskatchewan, Alberta and leases 19,000 sq. ft. of office and laboratory space in Wakefield, Massachusetts for administration, marketing, and pharmaceutical research and development. Depending on product specifications, the Fort Saskatchewan facility is capable of producing up to US $50 million of burn or wound care product per year. Nucryst is currently adding an additional production line to this facility which will increase capacity by approximately 65% by the end of 2005.

Nucryst employed 92 people in Canada and the U.S. as at December 31, 2004.

Nucryst holds 17 issued patents in the United States, has 23 pending applications in the United States and numerous corresponding patents and patent applications in various other countries. Where appropriate, Nucryst also maintains certain proprietary technology as trade secrets.

ActicoatTM is a trademark of Smith & Nephew and SILCRYSTTM is a trademark of Nucryst.

DISCONTINUED OPERATIONS

Ambeon

The Ambeon division, including the Company’s wholly owned subsidiary, Neomet Limited, was sold on January 29, 2004. As a result, this business has been accounted for as a discontinued operation.

The Ambeon business segment designed, manufactured and marketed advanced materials and products under three major product lines: turbine engine materials, electronics materials and catalyst materials. Principal customers were major jet engine manufacturers and distributors to the jet engine repair and overhaul market. The Ambeon business segment also produced materials for use in electromagnetic shielding applications. The Company’s powders were incorporated into tapes, gaskets, adhesives and other materials used in the manufacture of portable devices such as cell phones.

Included in the sale transaction were the 62,000 sq. ft. production facility for aerospace and electronics powders in Fort Saskatchewan, Alberta, and the 13,000 sq. ft. leased facility in Marple, England, operated by Neomet Limited.

INVESTMENTS

In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to approximately $2,200. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange.

The inactive subsidiaries were previously carried at nominal value and this transaction results in the Company recording a dilution gain of approximately $2,200 recorded in discontinued operations in the first quarter of 2005. On February 10, 2005, the Company sold this investment for net proceeds of approximately $11,500 and will record a gain on sale of investments of approximately $9,300 in the first quarter of 2005.

REVENUE BY SEGMENT

	Year Ended	Year Ended
(in thousands of Canadian dollars)	December 31, 2004	December 31, 2003

Emerging Technologies
Nucryst Pharmaceuticals (Note 1)	$31,907	$16,212
iFire Technology (Note 2)	—	911
Other	334	162

	32,241	17,285
Discontinued Operations (Note 3)	—	30,114

Consolidated Operations	$32,241	$47,399

Note 1	Nucryst revenues are earned from one customer, Smith & Nephew.

Note 2	iFire revenues are from a licensing agreement entered into in 2001 which was amortized over 3 years, ending in 2003.

Note 3	In January 2004, the Company sold its Ambeon business segment. As a result, it has been accounted for on a discontinued basis.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain financial information for the Company for 2002 to 2004:

	Year Ended	Year Ended	Year Ended
(in thousands of Canadian dollars, except per share data)	December 31, 2004	December 31, 2003	December 31, 2002

Revenue from continuing operations	$32,241	$17,285	$12,627
Loss from continuing operations	(28,731)	(37,800)	(39,737)
Loss per common share from continuing operations	(0.34)	(0.48)	(0.51)
Net loss	(25,177)	(35,440)	(50,389)
Net loss per common share	(0.30)	(0.45)	(0.65)
Total assets	172,263	144,906	184,183
Total long term debt	4,795	—	—
Dividends declared	—	—	—

As disclosed in “Description of the Business — Discontinued Operations”, the Ambeon business segment has been accounted for as a discontinued operation in 2003. Prior year’s information has been restated accordingly.

CONTRACTUAL COMMITMENTS

(in thousands of Canadian dollars)	Payments due by Period
		Less than	1 - 3	3 - 5	More than
As at December 31, 2004	Total	1 Year	Years	Years	5 Years

Long term debt including interest	$4,795	$—	$4,795	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	3,339	898	1,886	555	—
Supplier purchase obligations (Note 1)	25,676	25,676	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet	—	—	—	—	—

	$33,810	$26,574	$6,681	$555	$—

Note 1	Supplier purchase obligations include commitments related to capital projects in progress.

SUPPLIES AND RAW MATERIALS

Westaim purchases its raw materials from a number of suppliers which are both domestic and international. There are limited suppliers available for key raw materials for the wound care products produced at Nucryst. Inventory is maintained at levels such that, in the event of the loss of a key supplier, production could continue while a new supplier is located and approved.

Silver, a key raw material used in Nucryst’s wound care products, is a precious metal subject to commodity market price fluctuations. Nucryst’s products are sold on a cost plus mark-up basis and therefore earnings are not significantly impacted by changes in commodity prices.

iFire’s production of prototype flat panel displays require the use of certain raw materials currently provided from single vendors. Alternate suppliers are available and delays to the Company’s research and development program would not be expected to be significant in the event that a new supplier needed to be located.

iFire is in the development stage of commercializing its flat panel display technology and is therefore not significantly impacted by fluctuations in the price of materials used in its research and development.

Westaim is provided certain utilities and services from an unrelated company at the Fort Saskatchewan plant site under long term supply and service agreements. These agreements ensure the continued supply of these inputs which are required for Westaim’s operations and which Westaim is not presently equipped to supply itself. Westaim has the right under these agreements to construct new facilities to supply its needs from third parties in the open market.

ENVIRONMENTAL

Westaim’s businesses are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater and the handling and disposal of hazardous substances and wastes. Westaim believes that its operations are in substantial compliance with these statutes and regulations, and it has an extensive environmental program in place to comply with environmental regulations and to maintain its facilities in an environmentally safe condition.

The Company anticipates that it will continue to incur capital expenditures and operating costs to comply, on an ongoing basis, with environmental statutes and regulations. It does not believe that the costs of compliance will have a material adverse effect on its operations, its competitiveness or its financial position. However, Westaim’s businesses involve potential environmental risks, including the risk of harmful substances entering the environment, which could cause damage or injury.

Environmental liabilities under applicable statutes and regulations may arise in respect of events which occurred prior to completion of the “Viridian Reorganization”, when the businesses transferred to Westaim belonged to Viridian. The agreements under which the “Viridian Reorganization” was completed provide that Viridian, or its successors, will bear all costs associated with environmental liabilities that existed prior to June 1996 for the Fort Saskatchewan sites, the Calgary, Alberta site, and the Saskatoon, Saskatchewan site. With respect to Westaim’s operations in Ontario, the previous owner of iFire’s trial manufacturing plant has provided a limited environmental indemnity to Westaim in respect of any pre-existing soil or groundwater contamination.

Westaim’s operations at its iFire subsidiary are conducted under a Certificate of Approval granted by the Ministry of the Environment (Ontario) on February 16, 1999, and subsequent amendments thereto.

EMPLOYEES

As at December 31, 2004, Westaim and its subsidiaries employed a total of 271 salaried employees. As at February 28, 2005, Westaim and its subsidiaries employed a total of 286 employees. Westaim’s workforce includes a number of highly skilled professional, technical and operational personnel. Many employees have specialized knowledge and skills and are leaders in their fields.

RISK FACTORS

The risks faced by the Company are described in “Management’s Discussion and Analysis” on pages 27 to 30 of the Company’s 2004 Annual Report.

FORWARD-LOOKING STATEMENTS

Forward-looking statements involve significant risks, uncertainties and assumptions, and Westaim’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond Westaim’s control.

Certain statements contained in this Annual Information Form, as well as other public statements by Westaim, include forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “may”, “could”, “should”, “would”, “will”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and words and expressions of similar import, are intended to identify forward-looking statements concerning expected iFire and Nucryst product introductions, performance, market penetration, technology development, production costs, price advantages and applications; potential size of the market for iFire and Nucryst technology; the timing of clinical studies and expected date and cost of certain regulatory approvals,including from U.S., Canadian and European authorities, for Nucryst pharmaceutical products; the expected commencement of iFire product manufacturing and its introduction of new products into the market for consumer television products; and the expected global demand in 2006 for television products, including for flat panel televisions. Forward-looking statements are not guarantees of future performance. They involve significant risks, uncertainties and assumptions and the Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) hurdles in the completion and patenting of the iFire technology; (ii) complexities associated with developing the flat screen manufacturing process; (iii) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (iv) cost estimates based upon assumptions which may prove not to be realistic; (v) delays or problems in receiving regulatory approvals for Nucryst ‘s products; (vi) market or economic conditions which might affect the product’s development, clinical studies and demand for iFire’s or Nucryst’s products; (vii) general economic and financing conditions which may affect the ability to raise new capital or affect potential partner ability to contribute financially; (viii) general industry and market conditions and growth rates; and (ix) the other risk factors set forth above.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The information set out under the heading “Management’s Discussion and Analysis”, on pages 19 through 33 of the Company’s 2004 Annual Report, is incorporated herein by reference.

CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2004, there were 92,828,054 common shares outstanding (2003 — 78,073,386). There were no preferred shares outstanding at December 31, 2004 or December 31, 2003.

The Company maintains an employee and director stock option plan under which the Company may grant options to purchase up to 10,750,000 common shares of the Company at an exercise price equal to the market price of the Company’s common shares at the date of grant. As at December 31, 2004, there were 4,659,600 options outstanding (2003 — 5,833,400).

DIVIDENDS

The Company’s current policy is to retain its cash reserves to finance capital projects and business growth. No dividends have been paid in the Company’s history.

MARKET FOR SECURITIES

The Common Shares of Westaim are listed on The Toronto Stock Exchange (“TSX”) under the symbol WED and on NASDAQ under the symbol WEDX.

TSX Activity Summary — 2004
			Volume
Month	$High	$Low	(thousands of shares)

January	4.98	3.45	8,491
February	4.90	3.37	8,333
March	3.74	2.83	10,936
April	3.75	3.30	9,977
May	4.30	3.39	5,059
June	4.30	3.75	2,450
July	4.03	3.25	6,114
August	3.55	3.06	4,875
September	3.40	2.95	3,651
October	3.24	2.80	2,503
November	3.38	2.93	3,593
December	3.10	2.80	2,711
Year	4.98	2.80	68,693

ESCROWED SECURITIES

To the knowledge of the Company, none of its securities are held in escrow.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the Company’s transfer agent and registrar, and the register of transfers of the common shares of the Company are kept in their offices in Calgary, Alberta.

EXPERTS

The Company’s Shareholders’ auditors are Deloitte & Touche LLP who have prepared the Auditors’ Report to Shareholders on page 35 of the annual report. To the knowledge of the Company, the partners of Deloitte & Touche LLP beneficially own as a group, directly or indirectly, less than one percent of any class of securities issued by the Company.

DIRECTORS AND OFFICERS

The following table sets forth the names, residency and principal occupation of the directors of the Company, and the period of service as a director of the Company.

Period of Service
Name and Residency	Principal Occupation at Present[5]	as Director

Neil Carragher[2,4] Ontario, Canada	Chairman of The Corporate Partnership Ltd. (a management consulting group)	May 1996 to date

Ian W. Delaney[4] Ontario, Canada	Chairman of Sherritt International Corporation (a nickel/cobalt mining and refining, oil and gas exploration and production, electricity generation and coal mining company)	May 1996 to date

Roger Downer[4] County Clare, Ireland	President and Vice-Chancellor of the University of Limerick, Ireland	October 2004 to date

Barry M. Heck Alberta, Canada	President and Chief Executive Officer of the Company	January 2003 to date

Frank W. King[1,4] Alberta, Canada	President of Metropolitan Investment Corporation (a capital investment and management services company)	May 1996 to date

Edward M. Lakusta[1,3,4] Alberta, Canada	Private Business and Energy Consultant	May 1996 to date

Daniel P. Owen[2,3,4] Ontario, Canada	Chairman of Molin Holdings Limited (an investment management company)	May 1996 to date

Guy J. Turcotte[2,3,4] Alberta, Canada	President and Chief Executive Officer of Western Oil Sands Inc. (an oil sands production company)	April 1998 to date

Bruce V. Walter[1,4] Ontario, Canada	President and Chief Executive Officer of Dynatec Corporation (a mining, drilling and metallurgical technologies company)	May 1997 to date

Notes:

1.	Messrs. King, Lakusta and Walter are members of the Audit Committee.

2.	Messrs. Carragher, Owen and Turcotte are members of the Compensation Committee.

3.	Messrs. Lakusta, Owen and Turcotte are members of the Environmental, Health and Safety Committee.

4.	Messrs. Carragher, Delaney, King, Lakusta, Owen, Turcotte, Walter and Downer are members of the Corporate Governance Committee.

5.	Each of the Directors has been engaged for more than five years in his present principal occupation except the following:

Barry M. Heck — Prior to becoming President and Chief Executive Officer of the Company on January 15, 2003, Mr. Barry Heck was Senior Vice President of the Company from January 1997.

Guy J. Turcotte — Mr. Turcotte became Chief Executive Officer of Western Oil Sands Inc. in July 1999 and President in January 2002. He has held the position of Chairman of Fort Chicago Energy Partners L.P. since December 1997 and was Chief Executive Officer of that company from December 1997 to December 2002.

Bruce V. Walter — Prior to becoming President and Chief Executive Officer of Dynatec Corporation in January 2005, Mr. Walter was Vice-Chairman of Dynatec Corporation from March 2002 to December 2004. He was Chief Executive Officer of Four Mile Investments Inc. from August 1993 and Managing Director, BMO Nesbitt Burns Inc. from February 1999 to November 2001.

Each of the Directors will hold office until the next meeting of shareholders or until a successor is duly elected or appointed. The Westaim Corporation does not have a standing executive committee.

The following table sets forth the names, residency and office of the executive officers of the Company.

Names and Residency	Office with Company

Ian W. Delaney, Ontario, Canada	Chairman of the Board (non-employee)

Barry M. Heck, Alberta, Canada	President and Chief Executive Officer

G.A. (Drew) Fitch, Alberta, Canada	Senior Vice President and Chief Financial Officer

Anthony B. Johnston, Alberta, Canada	Senior Vice President

Brian D. Heck, Alberta, Canada	Vice President, General Counsel and Corporate Secretary

Each of the officers have been in their current positions and these have been their principal occupations for the past five years, except the following:

Barry M. Heck — Prior to becoming President and Chief Executive Officer of the Company on January 15, 2003, Mr. Barry Heck was Senior Vice President of the Company from January 1997.

Brian D. Heck — Before becoming Vice President, General Counsel and Corporate Secretary on March 1, 2004, Mr. Brian Heck was General Counsel and Corporate Secretary of the Company from February 2003. Mr. Brian Heck was in the private practice of law from November 2000 to March 2004, and has been Counsel to the law firm of Henning Byrne Whitmore & McKall since June 2001. From November 1999 through October 2000, Mr. Brian Heck practiced in the areas of corporate law and mergers and acquisitions with the law firm of Bennett Jones LLP.

The number and percentage of the Company’s common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of the Company, as a group, as at March 28, 2005 was 7,487,341 common shares (8.07%).

Additional Disclosure for Directors and Executive Officers

To the knowledge of the Company, no director or executive officer of the Company is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

Mr. Owen is a former non-executive director of Acuma International Inc. (“Acuma”). On February 29, 1996, Acuma made a voluntary assignment into bankruptcy. On June 18, 1996, while Acuma was in bankruptcy, the Ontario Securities Commission issued a cease trading order against Acuma for its failure to file annual and interim financial statements within the prescribed time period. The trustee in bankruptcy of Acuma was discharged on November 5, 2003, upon the winding up of the estate of Acuma.

No director or executive officer of the Company or any person that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Company’s common shares, or any associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company or during the current financial year of the Company which has materially affected, or will materially affect, the Company.

To the knowledge of the Company, no director or officer of the Company has an existing or potential conflict of interest with the Company or any of its subsidiaries.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors consists of three independent members: Frank King, Chairman; Edward Lakusta; and Bruce Walter. Bruce Walter has been designated as the “audit committee financial expert” for the Audit Committee and has been determined by the Board to meet the “audit committee financial expert” criteria prescribed by the U.S. Securities and Exchange Commission and the TSX.

The responsibilities and duties of the Audit Committee are set out in the Committee’s charter text which is set forth in Appendix A to this Annual Information Form.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

Frank King — Mr. King holds a B.Sc. in Chemical Engineering from The University of Alberta. Mr. King is currently President of a private capital investment and management services company. Mr. King was formerly President and CEO of Turbo Resources Inc. and Chairman and CEO of the XV Olympic Winter Games in Calgary in 1988 and is currently serving on a number of Canadian public company boards of directors. In these capacities, Mr. King has had extensive experience overseeing management responsible for the preparation of financial statements.

Edward Lakusta — Mr. Lakusta holds a B.Sc. in Petroleum Engineering from the University of Oklahoma and graduated in the Advanced Management Program (“AMP”) from Harvard University. Mr. Lakusta is currently a private business and energy consultant and was formerly President and COO of Petro-Canada. Prior to that, Mr. Lakusta held numerous senior executive positions with Gulf Canada and Gulf Oil Corporation. In these capacities, Mr. Lakusta has had extensive experience overseeing management responsible for the preparation of financial statements.

Bruce Walter — Mr. Walter holds a B.A. degree from the University of Toronto, LL.B. and M.B.A. degrees from York University and a Ph.D. from the University of Cape Town. He is currently President and Chief Executive Officer of Dynatec Corporation, a publicly-traded Canadian company. Mr. Walter’s experience includes serving as President and Chief Executive Officer of Plaintree Systems Inc., a Canadian company publicly-traded in both Canada and the United States; President of Sherritt Inc., a publicly-traded Canadian company; and a Managing

Director of BMO Nesbitt Burns, an investment bank. In these capacities, Mr. Walter has had extensive experience overseeing management responsible for the preparation of financial statements.

CODES OF CONDUCT

The Company has adopted a Code of Conduct and Ethics for Directors, Officers and Employees, as well as a Finance Code of Conduct for Chief Executive and Senior Financial Officers. These Codes and any amendments thereto can be found on the Company’s website at www.westaim.com. During the most recently completed fiscal year, no amendments were made to these Codes, and the Company has granted no waivers of any of the provisions of these Codes.

AUDIT FEES

The following table summarizes fees paid to the Company’s independent auditors, Deloitte & Touche LLP, for the years ended December 31, 2004 and December 31, 2003.

(in thousands of Canadian dollars)	2004	2003

Audit fees
- Audit of the Company’s annual consolidated financial statements (Note 1)	$257.6	$224.8
- Review of short-form prospectus dated July 23, 2004	75.1	—
- Consultation on financial accounting and reporting standards	51.6	12.0
Tax fees
- Tax compliance and consulting	91.0	15.6
All other fees	18.3	—

	$493.6	$252.4

Note 1	Includes reviews of quarterly consolidated financial statements and review/audit of the Company’s subsidiaries’ or divisions’ financial statements, and services related to regulatory filings.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services provided to the Company by its independent auditors. The Audit Committee’s policy or practice regarding the pre-approval of non-audit services is that all such services shall be pre-approved by the Audit Committee as a whole or by the Chairman of the Audit Committee, who must report all such pre-approvals to the Audit Committee at its next meeting following the granting thereof. Prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s information circular with respect to its most recent annual meeting of shareholders. Additional financial information is contained in the Company’s comparative financial statements for its most recently completed fiscal year.

The Company undertakes, upon request to the Corporate Secretary, The Westaim Corporation, located at 10102 — 114 Street, Fort Saskatchewan, Alberta T8L 3W4, to provide to any person, when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of the Company’s AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)	one copy of the Company’s comparative financial statements for its most recently completed financial year together with the accompanying report of the auditors and one copy of the most recent interim financial statements that have been filed for any period after the end of its most recently completed financial year;

(iii)	one copy of the Company’s information circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above;

or, at any other time, subject to payment of a reasonable charge if the request is made by a person who is not a security holder of the Company, one copy of any document referred to in (i), (ii) and (iii) above.

Additional information with respect to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.westaim.com.

Appendix A

THE WESTAIM CORPORATION

AUDIT COMMITTEE CHARTER

A.	Overview and Mandate

The Audit Committee (the “Committee”) is responsible to the Board of Directors (the “Board”) of The Westaim Corporation (the “Corporation”). The Committee shall review the annual consolidated financial statements of the Corporation and shall report thereon to the Board of Directors of the Corporation before such annual consolidated financial statements are approved by the Board. The Committee also shall perform the duties as described under “Duties and Responsibilities” below.

It is recognized that the Committee will be acting only within the terms of reference set out herein and it is not intended that the Committee shall usurp any of the powers or responsibilities of the Board of Directors of the Corporation as set out in the Business Corporations Act and/or the By-laws of the Corporation.

The Committee may engage independent counsel or other advisors as it determines necessary to carry out its duties.

B.	Membership and Attendance at Meetings

1.	The members of the Committee shall consist of not fewer than three (3) independent Directors, all of whom meet the qualifications required by any applicable regulatory authority, including The Nasdaq Stock Market, Inc. (“NASDAQ”) and The Toronto Stock Exchange (the “TSX”). The Chairman shall be appointed by the Board of Directors.

2.	Members shall serve one-year terms and may serve consecutive terms.

3.	The auditor of the Corporation is entitled to receive notice of every meeting of the Committee and be heard thereat.

C.	Duties and Responsibilities

The Committee shall fulfill the following duties arising from its mandate set out above:

1.	Review and assess the adequacy of this charter on an annual basis, or more often if deemed appropriate.

2.	Review the annual consolidated financial statements of the Corporation and the notes thereto following the examination thereof by the auditors and prior to their approval by the directors and report to the directors thereon.

3.	Review and approve the quarterly financial statements, notes thereto and quarterly management discussion and analysis (“MD&A”) and related press releases of the Corporation prior to their release.

4.	Review the annual MD&A, and other public disclosure documents and related press releases, including a prospectus prior to their approval by the directors.

5.	Review, and approve, the planned scope of the examination of the annual and quarterly consolidated financial statements and all related audit activities by the auditors of the Corporation, including expected related audit fees.

6.	Review the accounting principles and practices to be applied and followed by the Corporation during the fiscal year and any significant changes from those applied and followed during the previous year.

7.	Review the adequacy of the systems of internal accounting and audit policies, practices and controls established by the Corporation, and discuss with the auditors the results of their reviews and reports.

8.	Review all litigation and claims involving or against the Corporation which could materially adversely affect its financial position and which the auditors or any officer of the Corporation may refer to the Committee.

9.	Ensure the auditor’s ultimate accountability to the Board of Directors and the Committee as representatives of the shareholders and as such representatives, to evaluate the performance of the auditor and review and report to the directors regarding the nomination and the remuneration and other material terms of the engagement of the auditors, and the performance by the auditors thereunder, and to recommend to the shareholders the reappointment or replacement of the auditor.

10.	Ensure that the auditor submits on a periodic basis to the Committee, a formal written statement delineating all relationships between the auditor and the Corporation, consistent with Canadian and U.S. auditor independence standards, and to review such statement and to actively engage in a dialogue with the auditor with respect to any undisclosed relationships or services that may impact on the objectivity and independence of the auditor, and to review the statement and the dialogue with the Board of Directors and recommend to the Board of Directors appropriate action to ensure the independence of the auditor.

11.	Provide a line of communication between the auditors and the Board of Directors.

12.	Meet with the auditors at least once per quarter without management present to allow a candid discussion regarding any concerns the auditors may have and to resolve any disagreements between the auditor and management regarding the Corporation’s financial reporting.

13.	Review and pre-approve non-audit services provided by the auditors.

14.	Review the annual Internal Audit Plan and review all reports arising from such internal audit activity.

15.	Review and approve all related party transactions.

16.	Review the status of taxation matters of the Corporation and its major subsidiaries.

17.	Review the short term investment strategies respecting the cash balance of the Corporation.

18.	Review the hedging strategies of the Corporation.

19.	Review the adequacy of all insurance policies maintained by the Corporation.

20.	Receive, retain, investigate and respond to internal and external complaints regarding accounting, internal accounting control or audit matters. The Committee has established procedures for the handling of such complaints and for the confidential, anonymous submission of such complaints by employees.

21.	The Committee shall review regular reports from management and others with respect to the Corporation’s compliance with laws and regulations having a material impact on the financial statements of the Corporation.

22.	The Committee shall review annually the Corporation’s reserves with respect to environmental, health and safety matters.

23.	Conduct or undertake such other duties as may be required from time to time by any applicable regulatory authorities, including NASDAQ and the TSX.

D.	Meetings

1.	Meetings of the Committee are held as required and at least quarterly.

2.	Committee meetings may be called by the Committee Chairman or by a majority of the Committee members.

3.	A quorum for the transaction of business at any meeting of the Committee is a majority of appointed members.

4.	Meetings may be held by way of telephone conference call.

5.	A written resolution signed by all Committee members entitled to vote on that resolution at a meeting of the Committee is as valid as one passed at a Committee meeting.

6.	The Corporate Secretary will ensure that minutes of the proceedings of all meetings of the Committee are maintained and available to the Board when requested.

E.	Reporting

The Committee shall report on its review of the audited consolidated financial statements of the Corporation to the Board of Directors of the Corporation prior to the approval of financial statements by the Board of Directors. In addition, the Chairman of the Committee shall, when deemed necessary or when requested by the Chairman of the Board of Directors, report to the Board of Directors from time to time on the activities of the Committee.